Renren Inc.

5/F, North Wing

18 Jiuxianqiao Middle Road

Chaoyang District, Beijing 100016

People’s Republic of China

March 2, 2017

VIA EDGAR

Stephen Krikorian, Accounting Branch Chief

Morgan Youngwood, Staff Accountant

Gabriel Eckstein, Staff Attorney

Barbara Jacobs, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Renren Inc. (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2015 (the “2015 20-F”) Filed May 16, 2016 Form 6-K Furnished December 22, 2016 File No. 001-35147

Dear Mr. Krikorian, Mr. Youngwood, Mr. Eckstein and Ms. Jacobs:

This letter sets forth the Company’s response to the comments contained in the letter dated February 1, 2017 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2015 20-F and Form 6-K. The “Company” is used in this letter to refer to Renren Inc., its subsidiaries, and its consolidated affiliated PRC entities. “Oak Pacific Interactive” is used in this letter to refer to the entity, formerly referred to as SpinCo, which will be established to hold the business and other assets being transferred by the Company to its shareholders. The comments are repeated below and followed by the response thereto.

General

1.	We are unable to agree that there is no “sale” under the Securities Act when Renren declares and distributes the dividend of non-transferable rights to acquire shares of SpinCo to its shareholders since shareholders that are not “accredited investors” under the Securities Act and “qualified purchasers” under the Investment Company Act are unable to exercise these rights and retain an interest in SpinCo, even if they wish to do so. Given these facts, we believe that your proposed transaction needs to be registered under the Securities Act.

The Company acknowledges the Staff’s comment and plans to restructure the proposed transaction so that it will not involve a dividend of rights to the Company’s shareholders.

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Form 6-K Furnished December 22, 2016

2.	We note that the preliminary non-binding proposal values SpinCo at “US$500 million, net of debt.” Please explain how you determined the fair value of SpinCo. Provide us with your calculation and the estimated fair value of the investments that will be transferred to SpinCo. In addition, due to the spin-off and significance, please tell us your consideration of using the fair value option for your equity method investments. We refer you to ASC 825-10-15.

The preliminary non-binding proposal was presented to the special committee of the board of directors by a group of potential purchasers and does not represent the Company’s own valuation of Oak Pacific Interactive.

The special committee of the board of directors is currently engaged in estimating the fair value of the business and assets that will be transferred to Oak Pacific Interactive. The special committee has engaged Duff & Phelps, LLC (“Duff & Phelps”) to assist it with performing a financial analysis as to the fair value of the businesses and assets that will be transferred to Oak Pacific Interactive. The financial analysis being conducted by Duff & Phelps on behalf of the special committee is currently in process and has not yet been completed. The financial analysis requires that Duff & Phelps consider the fair value of each business or investment proposed to be transferred to Oak Pacific Interactive separately by conducting a customary financial analysis for that business or investment. Each such financial analysis will be based on such reviews, analyses and inquiries as Duff & Phelps deems necessary and appropriate under the circumstances for such business or investment, and taking into account Duff & Phelps’s assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular, as well as any other information or factors it may deem relevant. However, the special committee will ultimately be responsible for deciding how much weight to give to the financial analysis of Duff & Phelps and what other factors to consider in arriving at its determination of the fair value of the business and assets that will be transferred to Oak Pacific Interactive.

The Company respectfully advises the Staff that the Company has referred to ASC 825-10-15 which permits the Company to elect the fair value option for the eligible items, including equity method investments. The Company further referred to ASC 825-10-25-4 in consideration of using the fair value option for its equity method investments as below, and determined that the transaction under the original structure announced on September 30, 2016, does not trigger the Company’s choice to elect the fair value option for its equity method investments.

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An entity may choose to elect the fair value option for an eligible item only on the date that one of the following occurs:

a. The entity first recognizes the eligible item.

As disclosed in Note 2 on page F-25 to the consolidated financial statements for the year ended December 31, 2015, as its accounting policy, the Company initially records the equity method investments at cost and adjusts the investments for the Company’s share of undistributed earnings or losses of the investees. The Company has not previously elected the fair value option for equity method investments upon initial recognition.

b. The entity enters into an eligible firm commitment.

The preliminary proposal under the transaction is non-binding and not an eligible firm commitment. Additionally, the Company further advises the Staff that the Company has not entered into any other eligible firm commitments for any equity method investments as of the date of the submission of the response.

c. Financial assets that have been reported at fair value with unrealized gains and losses included in earnings because of specialized accounting principles cease to qualify for that specialized accounting.

As described above, the Company’s equity method investments have not been reported at fair value. In addition, the Company had no financial assets reported at fair value with unrealized gains and losses included in earnings because of specialized accounting principles.

d. The accounting treatment for an investment in another entity changes because either of the following occurs:

1. The investment becomes subject to the equity method of accounting.

2. The investor ceases to consolidate a subsidiary or variable interest entity (VIE) but retains an interest.

All investments subject to the equity method of accounting have been accounted using the equity method, and no other investments will become subject to the equity method of accounting as a result of the transaction. The Company will retain no interest in Oak Pacific Interactive after the completion of the transaction.

e. An event that requires an eligible item to be measured at fair value at the time of the event but does not require fair value measurement at each reporting date after that, excluding the recognition of impairment under lower-of-cost-or-market accounting or other-than-temporary impairment.

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The Company previously concluded that the transaction under the original structure met the definition of a spin-off based on ASC 505-60 as it included a pro rata distribution of the shares of Oak Pacific Interactive to the Company’s shareholders, without the surrender by the Company’s shareholders of any stock of the Company. The Company further referred to ASC 505-60-25-2 to conclude that the transaction under the original structure would not be accounted for as a sale resulting in the equity method investments not allowed to be measured at fair value at December 31, 2016.

Based on the above, the Company had previously concluded that the transaction under the original structure does not result in an election date that would trigger the Company’s ability to elect the fair value option for its equity method investments at December 31, 2016. In addition, as discussed in response 1 above, the Company is currently proposing and discussing with the Staff a revised transaction structure which would allow the Company not to register the proposed transaction with the Securities Act. Once the revised structure is finalized and approved by the special committee of the board of directors and SB Pan Pacific Corporation, a shareholder of the Company, pursuant to the Company’s Amended and Restated Articles of Association, the Company will conclude whether its equity method investees are required to be measured at fair value at December 31, 2016 under the relevant accounting rules.

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If you have any additional questions or comments regarding the 2015 20-F, please contact the undersigned at +86 (10) 8448-1818 or the Company’s U.S. counsel, Will H. Cai of Skadden, Arps, Slate, Meagher & Flom LLP, at +852 3740-4891.

Very truly yours,

/s/ Thomas Jintao Ren
Thomas Jintao Ren
Chief Financial Officer

cc:	Joseph Chen, Chairman and Chief Executive Officer, Renren Inc.
Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Elsie Zhou, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

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